SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of September, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Board Changes

                                 BOARD CHANGES



Slough, UK, 29 September 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) Further to the announcement of 14 August 2003, regarding the offer for KS Biomedix and the planned reconstruction of the non-executive directors of the enlarged group, Xenova today announces that non-executive directors Gerard Fairtlough and Howard Wachtler have agreed to step down from the Board with effect from 17 October 2003.


                                   -- ends --
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Contacts:
UK:                                               US:
Xenova Group plc                                  Trout Group/BMC Communications
Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17) Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director             Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)
Jon Davies, Corporate Communications


Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 29 September 2003